# McElroy, Deutsch, Mulvaney & Carpenter, LLP
### ATTORNEYS AT LAW

1617 JOHN F. KENNEDY BOULEVARD
SUITE 1500
PHILADELPHIA, PA 19103-1815
(215) 557-2900
FACSIMILE (215) 557-2990/2991

SUZANNE DELLA VALLA JONES
Direct Dial: (215) 557-2949
sjones@mdmc-law.com

April 1, 2009

<u>VIA FEDERAL EXPRESS</u>
Public Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      Re:    **Singer Financial Corp.**
                **Offering Circular on Form 1-A**
                **File No. 024-10211**
                **Filed October 20, 2008**

Ladies and Gentlemen:

In response to comments raised by your correspondence dated October 30, 2008 with respect to the proposed offering by Singer Financial Corp. of its Subordinated Investment Certificates, referred to above, as well as comments made by the Pennsylvania Securities Commission, , I enclose the following:

- Six copies of a Revised Regulation A Offering Statement (dated March 30, 2009), marked to show changes made in our filing of October 14, 2008.

- Six clean copies of the Revised Regulation A Offering Statement.

- Included in the Exhibits to the Offering Statements are updated Financial Statements for the fiscal year ending December 31, 2008.

In response to your October 30, 2008 correspondence Comment 1, kindly see additional language, page 19 describing the Interest Rates and Payment.

In response to your October 30, 2008 correspondence Comment 2, kindly see additional language, page 12, describing the Loan Portfolio.

# MCELROY, DEUTSCH, MULVANEY & CARPENTER, LLP

In response to your October 30, 2008 correspondence Comment 3, kindly see the updated Financial Statements reference above.

If you need anything further, please do not hesitate to contact me.

Thank you.

Very truly yours,



Suzanne DellaValla Jones

Copy to:     Jay Williamson, Securities and Exchange Commission
             (via Federal Express)

             Mr. Paul Singer, President, Singer Financial Corp.